OMB APPROVAL OMB Number 3235-0058
SEC FILE NUMBER 0-8862
CUSIP NUMBER 32 0488109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

                  (CHECK ONE):    ☐Form 10-K ☐ Form 20-F ☐  Form 11-K   ☒ Form 10-Q    ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2008

☐ ☐ ☐ ☐ ☐
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
-----------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

Thermodynetics, Inc.
-----------------------------------------------------------------------
Full Name of Registrant

-----------------------------------------------------------------------
Former Name if Applicable

651 Day Hill Road
-----------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Windsor, CT  06095
-----------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject  quarterly  report of transition  report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR,  N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Registrant is dependent upon the cooperation of its subsidiary, Turbotec Products Plc (TRBO) an entity organized in the United Kingdom whose shares trade on the AIM Market of the London Stock Exchange, to provide the subsidiary’s financial statements in order for the Registrant to prepare its financial statements on a consolidated basis.  The subsidiary has not provided its internal unaudited financial statements to the Registrant, despite written request for the information.

The subsidiary’s previous auditors were not reappointed by the shareholders at the subsidiary’s Annual General Meeting of its shareholders on September 9, 2008 and the subsidiary has not engaged new auditors in the two-month period since that meeting.

The Registrant has been informed by TRBO that they are seeking legal advice on how to appoint an auditor and that they are hopeful that this should be resolved shortly.  Therefore, until an auditor is engaged and has completed its review, the Registrant cannot determine when it will be able to provide the financial statements and file its Form 10-Q.

PART IV - OTHER INFORMATION

     (1)  Name and  telephone  number  of person  to  contact  in regard to this notification

Robert A. Lerman	860	683-2005
(Name)	(Area Code)	(Telephone Number)

     (2)  Have all other periodic  reports required under Section 13 or 15(d) of the  Securities  Exchange Act of 1934 or Section 30 of the  Investment Company  Act of 1940  during  the  preceding  12  months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). Yes ☒  No  ☐

 ----------------------------------------------------------------------

     (3)  Is it anticipated that any significant change in results of operations from  the  corresponding  period  for the  last  fiscal  year  will be reflected  by the  earnings  statements  to be included in the subject report or portion thereof? ☐ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made

 ----------------------------------------------------------------------

                    Thermodynetics, Inc.
(Name of Registrant as Specified in Charter)

has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 11/13/2008	By: /s/ Robert A. Lerman Robert A. Lerman President